Exhibit 4.32

Letter of Commitment

To aBitCool Broadband Inc.,

With the view to expedite the business development of aBitcool Small Micro Network Technology (BJ) Co., Ltd. (the “Target Company”), the undersigned hereby make the following commitments:

1.	Since the establishment of the Target Company, the Target Company has not distributed any dividends or made other forms of asset distribution to Sheng Chen or Jun Zhang.

2.	If the Target Company distributes any dividends or makes other forms of asset distribution to Sheng Chen and Jun Zhang in the future, Sheng Chen and Jun Zhang will transfer, for free of charge, relevant amount received by them to aBitCool Broadband Inc. or any company designated by it within five working days after receiving such amount.

Undertaking Party:

/s/ Chen Sheng

/s/ Zhang Jun

/s/ aBitcool Small Micro Network Technology (BJ) Co., Ltd.

July 1, 2014